SOCIAL REALITY, INC.

June 20, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	Social Reality, Inc.
Amendment No. 3 to Form S-1
Filed June 4, 2012
File No. 333-179151

Dear Mr. Spirgel:

We are submitting this letter in response to your comments of June 14, 2012, with regard to the above referenced filing of Social Reality, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status; Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

O	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
O	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:	We have revised our disclosures accordingly.

SOCIAL REALITY, INC.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provided in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	To the best of our knowledge, no materials have been provided to potential investors that are qualified institutional buyers or institutional accredited investors. Additionally, we are not aware of any research reports about us published or distributed in reliance on upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. Our registration statement is a resale registration statement for use by our selling shareholders. Neither the Company, nor to the best of our knowledge, any selling shareholder, has engaged or had discussions with any broker or dealer regarding this offering.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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